(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 0-17840

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

New Horizons Worldwide, Inc.

Full name of registrant

Former name if applicable

1900 S. State College Boulevard

Address of principal executive office (Street and number)

Anaheim, CA 92806

City, state and zip code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported by the Registrant in its Notification of Late Filing on Form 12b-25, dated August 5, 2005, the Registrant had to delay filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) with the Securities and Exchange Commission because additional time was needed to prepare the Registrant’s consolidated financial statements for the year ended December 31, 2004, as well as management’s annual report on internal control over financial reporting. The Registrant has yet to file the Form 10-K as well as its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005. To ensure that the Form 10-K is filed as soon as possible, the Company continues to devote a substantial amount of its resources to completing the above-mentioned tasks related to the Form 10-K and assisting the Registrant’s newly appointed independent registered public accounting firm in completing its audit procedures in order to provide the Registrant with the required audit report and attestation report on management’s assessment of its internal control over financial reporting.

Due to the substantial time and effort management has devoted to completing the tasks required for finishing the Form 10-K, as well as the dismissal of the Registrant’s independent registered public accounting firm, as reported by the Registrant on its Current Report on Form 8-K, dated July 27, 2005, as amended on October 3, 2005, management has been unable to perform the control procedures and develop the financial information necessary to prepare the information required to be included in the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005. As a result, the Registrant could not file that Form 10-Q within the prescribed time period without unreasonable effort or expense. At the present time, the Registrant is unable to determine the date on which it will file the Form 10-K and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 3005 and September 30, 2005. However, it is unlikely that the Registrant will be able to file the Form 10-Q for the quarterly period ended September 30, 2005 on or before November 14, 2005, the end of the extension period.

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PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey S. Cartwright (Name)	(714) (Area Code)	940-8000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Quarterly Reports on

Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although there is likely to be a change in the results of operations from the corresponding period of the prior fiscal year, the Registrant cannot quantify the extent of any such change at this time because it has recently engaged a successor accountant and has devoted, and continues to devote, its resources toward compiling the results of operations for the fiscal year ended December 31, 2004 for the filing of the Form 10-K. Accordingly, a reasonable and reliable estimate of the results of the three months and nine months ended September 30, 2005 cannot be made.

New Horizons Worldwide, Inc.

            (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 8, 2005	By	/s/ Jeffrey S. Cartwright
Jeffrey S. Cartwright, SVP & Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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